AGREEMENT AND PLAN OF MERGER

This **AGREEMENT AND PLAN OF MERGER** (this "**Agreement**"), is entered into on this 17 day of May, 2024, by and between Wolfer Finance Corp., a Delaware corporation (the "**Surviving Entity**"), and Wolfer Finance LLC, a Delaware limited liability company (the "**Merging Entity**"), pursuant to the Delaware General Corporation Law (the "**DGCL**") and the Delaware Limited Liability Company Act (the "**Delaware Act**," and together with the DGCL, the "**Applicable Law**").

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, the receipt and sufficiency of which hereby are acknowledged, and intending to be legally bound the parties hereto hereby agree as follows:

1. The Merging Entity will be merged with and into the Surviving Entity (the "**Merger**"), and the separate existence of the Merging Entity will cease, in each case, upon the effective time of the Merger, in accordance with the Applicable Law and the Surviving Entity will exist under its present name pursuant to the provisions of the DGCL. The effective time of the Merger will be upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware (the "**Effective Time**").

2. The Certificate of Incorporation of the Surviving Entity as in effect immediately prior to the Effective Time will be amended and restated in its entirety at the Effective Time to read in the form attached as Exhibit A hereto (the "**Amended and Restated Certificate of Incorporation**"). The Amended and Restated Certificate of Incorporation will continue in full force and effect until changed, altered or amended as therein provided and in the manner prescribed by the provisions of the DGCL.

3. The Bylaws of the Surviving Entity as in effect immediately prior to the Effective Time will continue to be the Bylaws of the Surviving Entity and will continue in full force and effect until changed, altered or amended as therein provided and in the manner prescribed by the provisions of the DGCL.

4. The issued and outstanding membership interests of the Merging Entity as of immediately prior to the Effective Time shall, upon the Effective Time and by virtue of the Merger, be converted into shares of capital stock of the Surviving Entity in the classes and amounts set forth in Exhibit B hereto. Each share of issued and outstanding stock of the Surviving Entity as of immediately prior to the Effective Time shall, upon the Effective Time and by virtue of the Merger, be cancelled and no consideration shall be issued in respect thereof.

5. The Merging Entity and the Surviving Entity hereby stipulate that they will cause to be executed and filed and/or recorded any document or documents prescribed by the laws of the State of Delaware in connection with the effectuation of the Merger, and that they will cause to be performed all necessary acts therein and elsewhere to effectuate the Merger.

6. The President of the Surviving Entity shall be authorized to execute and file with the Secretary of State of the State of Delaware a Certificate of Merger on behalf of the Surviving Entity and the Merging Entity in conformity with the provisions of the Applicable Law.

7. Notwithstanding the approval and adoption of this Agreement by the members of the Merging Entity and the sole stockholder of the Surviving Entity, this Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time:

a. by mutual written consent of the manager of the Merging Entity and the board of directors of the Surviving Entity; or

b. by either the manager of the Merging Entity or the board of directors of the Surviving Entity, if there shall be any law or regulation that makes consummation of the Merger illegal or otherwise prohibited, or if any judgment, injunction, order or decree enjoining the Surviving Entity or the Merging Entity from consummating the Merger is entered and such judgment, injunction, order or decree shall become final and nonappealable.

8. If this Agreement is terminated pursuant to Section 7, this Agreement shall become void and of no effect with no liability on the part of any party hereto.

9. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware.

[*Signature Page Follows*]

IN WITNESS WHEREOF, each of the undersigned entities has executed this Agreement and Plan of Merger as of the date written above.

WOLFER FINANCE LLC,
a Delaware limited liability company

DocuSigned by:
By: ______________________
4E2FA7F7614343D...
Name: Drew Wolfer
Title: President

WOLFER FINANCE CORP.,
a Delaware corporation

DocuSigned by:
By: ______________________
4E2FA7F7614343D...
Name: Drew Wolfer
Title: President

Exhibit A

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

See attached.

Execution Version

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

WOLFER FINANCE CORP.

* * * * * *

FIRST. The name of the Corporation is Wolfer Finance Corp. (the "Corporation").

SECOND. The registered office of the Corporation in the State of Delaware and New Castle County shall be 131 Continental Drive, Suite 305, Newark, Delaware 19713. The registered agent at such address shall be LegalInc Corporate Services Inc.

THIRD. The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

FOURTH. The total number of shares of all classes of capital stock that the Corporation has authority to issue is 200,000 shares, consisting of: (i) 100,000 shares of Class A Stock, par value $0.001 per share (the "Class A Stock"); and (ii) 100,000 shares of Class B Stock, par value $0.001 per share (the "Class B Stock" and, together with the Class A Stock, the "Capital Stock").

FIFTH. The designations and the powers, preferences and special rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation are as follows (unless otherwise indicated, references to "Sections" in this ARTICLE FIFTH refer to sections of this ARTICLE FIFTH):

1. **Voting.**

1.1 ***Class A Stock.*** Except as otherwise provided herein or by applicable law, the holders of shares of Class A Stock shall vote on all matters (including the election of directors) submitted to a vote or for the consent of the stockholders of the Corporation. Each holder of shares of Class A Stock shall be entitled to one vote for each share of such Class A Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation. There shall be no cumulative voting.

1.2 ***Class B Stock.*** Each holder of Class B Stock shall not be entitled to vote except as required by applicable law. The number of authorized shares of Class B Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of stock of the Corporation representing a

majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL and without a separate class vote of the holders of the Class B Stock.

2. **Dividends**.

2.1 ***Class A Stock.*** Class A Stock shall not be entitled to receive dividends.

2.2 ***Class B Stock.*** In any calendar year, the holders of outstanding shares of Class B Stock shall be entitled to receive dividends, when, as and if declared by the board of directors, out of any assets at the time legally available therefor. Dividends shall be paid with equal priority and *pro rata* among the holders of Class B Stock in proportion to the number of shares of Class B Stock held by them. The right to receive dividends on shares of Class B Stock shall not be cumulative, and no right to dividends shall accrue to holders of Class B Stock by reason of the fact that dividends on said shares are not declared or paid.

2.3 ***Non-Cash Distributions.*** If a dividend shall be payable in property other than cash, the value of such dividend shall be deemed to be the fair market value of such property as determined in good faith by the board of directors.

SIXTH. The election of the directors of the Corporation need not be by written ballot unless the bylaws of the Corporation shall so provide.

SEVENTH. Subject to any additional vote required by this Amended and Restated Certificate of Incorporation or the bylaws of the Corporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to make, repeal, alter, amend and rescind any or all of the bylaws of the Corporation.

EIGHTH. Subject to any additional vote required by this Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the bylaws of the Corporation. Each director shall be entitled to one (1) vote on each matter presented to the Board of Directors of the Corporation; provided, however, that the Founder Director (as defined in that certain Stockholders' Agreement, dated as of May 17, 2024, by and among the Corporation and the other parties thereto, as such agreement may be amended from time to time (the "Stockholders' Agreement")), shall be entitled to three (3) votes on each matter presented to the Board of Directors of the Corporation; provided, further, that the affirmative vote of the Founder Director shall be required for the authorization by the Board of Directors of the Corporation of any matter set forth in Section 2.3 or Section 3.2 of the Stockholders' Agreement.

NINTH. Meetings of stockholders may be held within or outside the State of Delaware, as the bylaws of the Corporation may provide. The books of the Corporation may be kept (subject to any provision contained in the DGCL) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors of the Corporation or in the bylaws of the Corporation.

TENTH. To the fullest extent permitted by law, no director or officer of the Corporation shall be personally liable to the Corporation or any stockholder for monetary damages for breach of fiduciary duty as a director or officer, provided that this ARTICLE TENTH shall not eliminate or limit the liability of: (i) a director or officer for any breach of the director's or officer's duty of loyalty to the Corporation or its stockholders; (ii) a director or officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) a director under Section 174 of the DGCL; (iv) a director or officer for any transaction from which the director or officer derived an improper personal benefit; or (v) an officer in any action by or in the right of the Corporation. If the DGCL is amended after the filing of this Amended and Restated Certificate of Incorporation of which this ARTICLE TENTH is a part to authorize corporate action further eliminating or limiting the personal liability of directors and officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any repeal or modification of the foregoing provisions of this ARTICLE TENTH by the stockholders of the Corporation shall only be prospective and shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of such repeal or modification.

ELEVENTH. The Corporation shall, to the maximum extent permitted from time to time under the laws of the State of Delaware, indemnify and hold harmless, and upon request shall advance expenses to any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit, proceeding or claim ("Claim"), whether civil, criminal, administrative or investigative Claim, by reason of the fact that such person is or was or has agreed to be a director or officer of the Corporation or while a director or officer is or was serving at the request of the Corporation as a director, officer, employee or agent of any other corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against any and all expenses (including attorney's fees and expenses), judgments, fines, penalties and amounts paid in settlement or incurred in connection with the investigation, preparation to defend or defense of such Claim; provided, however, that the foregoing shall not require the Corporation to indemnify or advance expenses to any person in connection with any Claim or counterclaim initiated by or on behalf of such person. Such rights are in addition to any similar rights arising under any bylaw, agreement, vote of directors or stockholders or otherwise and shall inure to the benefit of the heirs and legal representatives of such person. Any repeal or modification of the foregoing provisions of this ARTICLE ELEVENTH shall only be prospective and shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of such repeal or modification.

TWELFTH. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation; (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other

employee of the Corporation (or any of its subsidiaries) to the Corporation or any of the Corporation's stockholders; or (iii) any action asserting a claim arising pursuant to any provision of the DGCL or this Amended and Restated Certificate of Incorporation or the bylaws of the Corporation.

Exhibit B

STOCK OF SURVIVING ENTITY ISSUED IN CONNECTION WITH THE MERGER

Name	Class of Stock	Number of Shares
Nordic Alpha Holdings LLC	Class A Stock	90,000
SA Automation Enterprise LLC	Class A Stock	10,000